Exhibit 5.1

[KAMLET SHEPHERD & REICHERT, LLP LETTERHEAD]

November 13, 2007

Board of Directors

New Frontier Media, Inc.

7007 Winchester Circle, Suite 200

Boulder, Colorado 80301

Re:	Registration Statement on Form S-8

Ladies and Gentlemen:

We are acting as counsel to New Frontier Media, Inc., a Colorado corporation (the “Company”), in connection with its registration statement on Form S-8 (the “Registration Statement”) filed with the Securities and Exchange Commission relating to the proposed public offering of up to 1,250,000 shares of the Company’s common stock, $0.0001 par value per share (the “Shares”), issuable under the New Frontier Media, Inc. 2007 Stock Incentive Plan (the “Plan”), and associated stock purchase rights (the “Rights”) to be issued pursuant to the Rights Agreement, dated as of November 29, 2001 (the “Rights Agreement”), between the Company and Corporate Stock Transfer, Inc., as Rights Agent (the “Rights Agent”). This opinion letter is furnished to you at your request to enable you to fulfill the requirements of Item 601(b)(5) of Regulation S-K, 17 C.F.R. § 229.601(b)(5), in connection with the Registration Statement.

For purposes of this opinion letter, we have examined copies of the following documents:

1.	An executed copy of the Registration Statement.
2.	A copy of the Plan, as certified by the Secretary of the Company on the date hereof as being complete, accurate and in effect.
3.

The Amended and Restated Articles of Incorporation of the Company (the “Articles of Incorporation”), as certified by the Secretary of State of the State of Colorado on August 31, 2007 and by the Secretary of the Company on the date hereof as being complete, accurate and in effect.

4.	The Second Amended and Restated Bylaws of the Company, as certified by the Secretary of the Company on the date hereof as being complete, accurate and in effect.
5.	An executed copy of the Rights Agreement.

Board of Directors

New Frontier Media, Inc.

November 13, 2007

6.	The form of Rights Certificate (the “Rights Certificate”), as certified by the Secretary of the Company on the date hereof as being complete and accurate.
7.

The Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of New Frontier Media, Inc. (the “Certificate of Designation”), certified by the Secretary of the Company on the date hereof as being complete and accurate.

8.

Resolutions of the Board of Directors of the Company adopted at meetings of the Board of Directors of the Company held on November 29, 2001 and May 3, 2007 and by unanimous written consent dated September 5, 2007, each as certified by the Secretary of the Company on the date hereof as being complete, accurate and in effect, relating to the adoption of the Rights Agreement and the Certificate of Designation, the adoption of the Plan, the approval of the reservation of the Shares and arrangements in connection therewith.

9.

A report of the inspectors of election at the annual meeting of shareholders of the Company held on August 24, 2007, as certified by the Secretary of the Company on the date hereof as being complete and accurate, relating to the approval of the Plan by the Company’s shareholders.

10.	An officer’s certificate of the Company, dated as of the date hereof, as to certain facts relating to the Company.

In our examination of the aforesaid documents, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the accuracy and completeness of all documents submitted to us, the authenticity of all original documents, and the conformity to authentic original documents of all documents submitted to us as copies (including telecopies). We also have assumed that the Rights Agreement has been duly authorized, executed and delivered by the Rights Agent, and that the members of the Board of Directors of the Company have acted in a manner consistent with their fiduciary duties as required under applicable law in adopting the Rights Agreement. In rendering this opinion, we have relied as to certain factual matters on information obtained from public officials, officers of the Company and other sources believed by us to be responsible. This opinion letter is given, and all statements herein are made, in the context of the foregoing.

This opinion letter is based as to matters of law solely on the Colorado Business Corporation Act, as amended. We express no opinion herein as to any other laws, statutes, ordinances, rules or regulations. As used herein, the term “Colorado Business Corporation Act, as amended” includes the statutory provisions contained therein, all applicable provisions of the Colorado Constitution and reported judicial decisions interpreting these laws.

Board of Directors

New Frontier Media, Inc.

November 13, 2007

Based upon, subject to and limited by the foregoing, we are of the opinion that, as of the date hereof, the Shares and the associated Rights have been duly authorized by all necessary corporate action on the part of the Company and, following (i) effectiveness of the Registration Statement; (ii) issuance and delivery of the Shares in the manner contemplated by the Plan; and (iii) receipt by the Company of the consideration for the Shares specified in the resolutions adopted by the Board of Directors of the Company, the Shares and the associated Rights will be validly issued and the Shares will be fully paid and nonassessable.

It should be understood that the opinion above concerning the Rights does not address the determination that a court of competent jurisdiction may make regarding whether the Board of Directors of the Company would be required to redeem or terminate, or take other action with respect to, the Rights at some future time based on the facts and circumstances existing at that time and that our opinion above addresses the Rights and the Rights Agreement in their entirety and not any particular provision of the Rights or the Rights Agreement and that it is not settled whether the invalidity of any particular provision of a rights agreement or of rights issued thereunder would result in invalidating in their entirety such rights.

This opinion letter has been prepared for your use in connection with the Registration Statement and speaks as of the date hereof. We assume no obligation to advise you of any changes in the foregoing subsequent to the delivery of this opinion letter.

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Registration Statement. In giving this consent, we do not thereby admit that we are an “expert” within the meaning of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Kamlet Shepherd & Reichert, LLP

KAMLET SHEPHERD & REICHERT, LLP